Exhibit 99.2

Associated Estates Realty Corporation
Second Quarter 2008
Earnings Release and Supplemental Financial Data



The Belvedere
11900 Bellaverde Circle
Richmond, VA 23235

Tel: (804) 320-3060
WebSite: www.belvedereapartments.com

The Belvedere is an upscale apartment community located in the Midlothian area of Richmond, Virginia. This exceptional location offers an easy commute to all major employment centers in the Richmond area. Residents choose The Belvedere because of the fine features and amenities such as the extraordinary clubhouse facilities, as well as the resort-style architecture and landscaping.

Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, Ohio 44143-1467

Phone: (216) 261-5000
Fax: (216) 289-9600
Web Site: www.aecrealty.com

Investor contact: Kimberly Kanary
Vice President of Corporate Communications
(216) 797-8718
kkanary@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2008 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; the ability of the Company to defease or prepay debt pursuant to its current plan; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liabilities, among others; changes in or termination of contracts relating to third party management and advisory business; risks related to the Company's joint venture; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and the Company's ability to acquire properties at prices consistent with our investment criteria.



Associated Estates Realty Corporation
Second Quarter 2008
Supplemental Financial Data

Table of Contents

ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS
Company Raises Full-Year Guidance

Cleveland, Ohio – July 29, 2008 – Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today reported a net loss available to common shareholders of $1.4 million or $0.09 per common share (basic and diluted), for the second quarter ended June 30, 2008, compared with net income available to common shareholders of $8.8 million or $0.51 per common share (basic and diluted), for the second quarter ended June 30, 2007. The second quarter 2008 and 2007 results include gains on dispositions of properties of $2.3 million and $12.5 million, or $0.14 and $0.73 per share, respectively.

Funds from operations (FFO) for the quarter were $0.34 per common share (basic and diluted), compared with $0.24 per common share (basic and diluted), for the second quarter ended June 30, 2007. FFO adjusted for defeasance and other prepayment costs ("FFO as adjusted") was $0.34 per share (basic and diluted) for the second quarter of 2008 compared to $0.34 for the second quarter of 2007.

A reconciliation of net (loss) income applicable to common shares to FFO and FFO as adjusted is included on page 10.

Total revenue for the quarter was $34.0 million compared with $32.0 million for the second quarter of 2007, an increase of 6.3 percent.

Same Community Portfolio Results
Net operating income (NOI) for the quarter from the Company's same community portfolio increased 8.3 percent as a result of revenue from the Company's same community portfolio increasing 3.3 percent, and property operating expenses for the same community portfolio decreasing 2.6 percent, compared with the second quarter of 2007. Physical occupancy was 96.7 percent at the end of the second quarter of 2008 compared with 96.4 percent at the end of the second quarter of 2007. For the second quarter, the average net rent collected per unit for the same community properties increased 3.0 percent to $846 per month.   Net rent collected per unit for the Company's same community Midwest portfolio grew 4.7 percent, while net rent collected per unit for the Company's same community properties in the Mid-Atlantic/Southeast markets decreased 0.5 percent.

"Our strong year-to-date performance and improved outlook are a direct result of well positioned properties and the continued investment in our portfolio," said John Shannon, Senior Vice President of Operations.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 15 through 23.

First Half Performance
For the six months ended June 30, 2008, net income applicable to common shares was $36.1 million or $2.23 per share (basic and diluted) compared to net income applicable to common shares of $8.0 million or $0.47 per share (basic and diluted) for the period ended June 30, 2007. The results for the six month period ended June 30, 2008 and June 30, 2007 includes gains from property sales of $45.2 million and $17.0 million, or $2.79 per share and $0.99 per share, respectively.

Funds from operations for the first six months ended June 30, 2008 were $0.56 per share and include defeasance and/or prepayment costs of $2.0 million, or approximately $0.12 per share associated with the repayment of $11.0 million in debt. Excluding these costs, FFO for the first half of 2008 would have been $0.68 per share.

NOI for the six month period ended June 30, 2008 for the Company's same community portfolio was up 5.9 percent primarily due to a 3.5 percent increase in revenues for the Company's same community portfolio and only a 0.4 percent increase in property operating expenses for the same community portfolio compared with the first six months of 2007.

<u>Acquisitions</u>
On April 22, 2008, the Company announced that it had closed the purchase of two Class A properties located in the Richmond, Virginia metro area, totaling 536 units. The properties were completed in 2005 and 2006. With the addition of these two properties, the Company's Virginia portfolio now totals 804 units, which represents approximately 9 percent of the Company's NOI on an annualized basis.

<u>2008 Adjusted Outlook</u>
The Company is once again increasing its expectations for full-year FFO as adjusted, which excludes defeasance and other prepayment costs, to a range of $1.28 to $1.32 per share, up from the Company's previous guidance of $1.22 to $1.26 per share. Assumptions relating to the Company's earnings guidance can be found on page 25.

<u>Conference Call</u>
A conference call to discuss the results will be held today, Tuesday, July 29, 2008 at 2:00 p.m. (EST). To participate in the call:

Via Telephone: The dial in number is 800-860-2442 and the pass code is "Estates."

Via the Internet (listen only): Access the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Register for AEC's Conference Call" link on the left hand side of the page and follow the brief instructions to register for the event. The webcast will be archived through August 12, 2008.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Six Months Ended June 30, 2008 and 2007
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,	
OPERATING INFORMATION	2008	2007	2008	2007
Total revenue	$ 34,020	$ 32,043	$ 66,141	$ 62,729
Property revenue	$ 33,435	$ 28,274	$ 64,866	$ 55,650
Net (loss) income applicable to common shares	$ (1,380)	$ 8,796	$ 36,064	$ 7,984
Per share - basic and diluted	$ (0.09)	$ 0.51	$ 2.23	$ 0.47
Funds From Operations (FFO) [1]	$ 5,477	$ 4,064	$ 8,991	$ 6,399
FFO as adjusted [1]	$ 5,477	$ 5,797	$ 10,950	$ 10,795
FFO per share - basic and diluted	$ 0.34	$ 0.24	$ 0.56	$ 0.37
FFO as adjusted per share - basic and diluted	$ 0.34	$ 0.34	$ 0.68	$ 0.63
Funds Available for Distribution (FAD) [1]	$ 3,289	$ 3,723	$ 8,360	$ 8,320
Dividends per share	$ 0.17	$ 0.17	$ 0.34	$ 0.34
Payout ratio - FFO	50.0%	70.8%	60.7%	91.9%
Payout ratio - FFO as adjusted	50.0%	50.0%	50.0%	54.0%
Payout ratio - FAD	85.0%	77.3%	65.4%	69.4%
General and administrative expense	$ 3,183	$ 2,699	$ 6,711	$ 5,411
Interest expense [2]	$ 8,670	$ 8,095	$ 17,475	$ 16,411
Interest coverage ratio [3]	1.78:1	1.82:1	1.76:1	1.75:1
Fixed charge coverage ratio [4]	1.57:1	1.60:1	1.56:1	1.54:1
General and administrative expense to property revenue	9.5%	9.5%	10.3%	9.7%
Interest expense to property revenue	25.9%	28.6%	26.9%	29.5%
Property NOI [5]	$ 19,143	$ 15,111	$ 37,335	$ 30,798
ROA [6]	8.2%	8.2%	8.2%	8.2%
Same community revenue increase	3.3%	4.4%	3.5%	4.7%
Same community expense (decrease) increase	(2.6)%	4.1%	0.4%	1.7%
Same community NOI increase	8.3%	4.6%	5.9%	7.2%
Same community operating margins	56.1%	53.5%	56.7%	55.4%

(1)   See page 10 for a reconciliation of net (loss) income applicable to common shares to these non-GAAP measurements and page 26 for the Company's definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees of $307 and $636 for 2008 and $267 and $493 for 2007. Also, it excludes $1,520 and $4,183 of defeasance and other prepayment costs for 2007.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance, other prepayment and/or preferred repurchase costs. Individual line items in this calculation include results from discontinued operations where applicable. See page 27 for a reconciliation of net (loss) income available to common shareholders to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(4)   Represents interest expense and preferred stock dividend payment coverage, excluding defeasance, and/or other prepayment costs. Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 28 for a reconciliation of net (loss) income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding held for sale assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2008
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA	June 30, 2008		December 31, 2007	
Net real estate assets	$	682,674	$	659,586
Total assets	$	706,632	$	686,796
Debt	$	550,539	$	556,695
Minority interest	$	1,829	$	1,829
Preferred stock - 8.70% Class B Cumulative Redeemable Preferred Shares	$	55,213	$	55,213
Total shareholders' equity	$	120,755	$	89,786
Common shares outstanding		16,378		16,354
Share price, end of period	$	10.71	$	9.44
Total market capitalization [1]	$	783,224	$	768,358
Undepreciated book value of real estate assets	$	951,260	$	965,013
Debt to undepreciated book value of real estate assets		57.9%		57.7%
Debt and preferred stock to undepreciated book value of real estate assets		63.7%		63.4%
Debt to total market capitalization [1]		70.6%		72.7%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		6.3%		7.2%

(1)   Includes the Company's share of unconsolidated debt of $2,064 and $2,068 as of June 30, 2008 and December 31, 2007.

Associated Estates Realty Corporation
Financial and Operating Highlights
Second Quarter 2008

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age of Owned Properties
Company Portfolio:			
Directly owned:			
Same Community Midwest	36	8,212	16
Same Community Mid-Atlantic/Southeast	10	2,813	16
Total Same Community	46	11,025	16
Acquisitions	4	1,647	5
Total directly owned	50	12,672	14
Joint Ventures:			
Affordable Housing	1	108	
Third Party Managed:			
Affordable Housing	1	85	
Market Rate	2	531	
Total Third Party Managed	3	616	
Total Company Portfolio	54	13,396	

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Second Quarter 2008
(Unaudited; dollar amounts in thousands)

	June 30, 2008	December 31, 2007
ASSETS		
Real estate assets		
Investment in real estate	$ 950,022	$ 964,292
Construction in progress	1,238	721
Less: accumulated depreciation	(268,586)	(305,427)
	682,674	659,586
Real estate, net	682,674	659,586
Cash and cash equivalents	2,625	1,549
Restricted cash	6,880	6,730
Other assets	14,453	18,931
Total assets	$ 706,632	$ 686,796
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 511,659	$ 510,915
Unsecured revolving credit facility	13,100	20,000
Unsecured debt	25,780	25,780
Total debt	550,539	556,695
Accounts payable, accrued expenses and other liabilities	33,509	38,486
Total liabilities	584,048	595,181
Operating partnership minority interest	1,829	1,829
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized: 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 220,850 outstanding	55,213	55,213
Common shares, without par value, $.10 stated value; 41,000,000 authorized; 22,995,763 issued and 16,378,018 and 16,353,700 outstanding at June 30, 2008 and December 31, 2007, respectively	2,300	2,300
Paid-in capital	281,418	281,152
Accumulated distributions in excess of accumulated net income	(149,962)	(180,436)
Accumulated other comprehensive loss	(1,330)	(1,050)
Less: Treasury shares, at cost, 6,617,745 and 6,642,063 shares at June 30, 2008 and December 31, 2007, respectively	(66,884)	(67,393)
Total shareholders' equity	120,755	89,786
Total liabilities and shareholders' equity	$ 706,632	$ 686,796

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Six Months Ended June 30, 2008 and 2007
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
REVENUE				
Property revenue	$ 33,435	$ 28,274	$ 64,866	$ 55,650
Management and service company revenue:				
Fees, reimbursements and other	397	3,149	950	5,843
Painting services	188	620	325	1,236
Total revenue	34,020	32,043	66,141	62,729
EXPENSES				
Property operating and maintenance	14,292	13,163	27,531	24,852
Depreciation and amortization	9,463	6,784	18,011	13,400
Direct property management and service company expense	398	3,629	793	6,871
Painting services and charges	277	563	520	1,153
General and administrative	3,183	2,699	6,711	5,411
Total expenses	27,613	26,838	53,566	51,687
Operating income	6,407	5,205	12,575	11,042
Interest income	92	64	108	329
Interest expense	(8,977)	(9,882)	(18,111)	(21,087)
(Loss) income before equity in net loss of joint ventures, minority interest and income from discontinued operations	(2,478)	(4,613)	(5,428)	(9,716)
Equity in net loss of joint ventures	(23)	(144)	(45)	(216)
Minority interest in operating partnership	(13)	(13)	(27)	(27)
(Loss) income from continuing operations	(2,514)	(4,770)	(5,500)	(9,959)
Income from discontinued operations:				
Operating income (loss)	42	2,517	(1,237)	3,595
Gain on disposition of properties	2,293	12,482	45,203	17,043
Income from discontinued operations	2,335	14,999	43,966	20,638
Net (loss) income	(179)	10,229	38,466	10,679
Preferred share dividends	(1,201)	(1,261)	(2,402)	(2,523)
Preferred share repurchase costs	-	(172)	-	(172)
Net (loss) income applicable to common shares	$ (1,380)	$ 8,796	$ 36,064	$ 7,984
Earnings per common share - basic and diluted:				
(Loss) income from continuing operations applicable to common shares	$ (0.23)	$ (0.36)	$ (0.49)	$ (0.74)
Income from discontinued operations	0.14	0.87	2.72	1.21
Net (loss) income applicable to common shares	$ (0.09)	$ 0.51	$ 2.23	$ 0.47
Weighted average shares outstanding - basic and diluted	16,200	17,153	16,184	17,131

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
CALCULATION OF FFO AND FAD				
Net (loss) income applicable to common shares	$ (1,380)	$ 8,796	$ 36,064	$ 7,984
Add: Depreciation - real estate assets	7,920	7,472	16,124	14,921
Depreciation - real estate assets - joint ventures	23	240	46	481
Amortization of joint venture deferred costs	-	8	-	17
Amortization of intangible assets	1,207	30	1,960	39
Less: Gain on disposition of properties	(2,293)	(12,482)	(45,203)	(17,043)
Funds From Operations (FFO) [1]	5,477	4,064	8,991	6,399
Add: Defeasance and other prepayment costs	-	1,561	1,959	4,224
Add: Preferred stock repurchase costs	-	172	-	172
Funds From Operations as Adjusted [1]	5,477	5,797	10,950	10,795
Add: Depreciation - other assets	346	299	691	603
Depreciation - other assets - joint ventures	1	36	2	82
Amortization of deferred financing fees	307	276	664	511
Amortization of deferred financing fees - joint ventures	-	12	-	24
Less: Recurring fixed asset additions [2]	(2,840)	(2,692)	(3,945)	(3,671)
Recurring fixed asset additions - joint ventures [2]	(2)	(5)	(2)	(24)
Funds Available for Distribution (FAD) [1]	$ 3,289	$ 3,723	$ 8,360	$ 8,320
Weighted average shares outstanding - basic and diluted [3]	16,200	17,153	16,184	17,131
PER SHARE INFORMATION:				
FFO - basic and diluted	$ 0.34	$ 0.24	$ 0.56	$ 0.37
FFO as adjusted - basic and diluted	$ 0.34	$ 0.34	$ 0.68	$ 0.63
Dividends	$ 0.17	$ 0.17	$ 0.34	$ 0.34
Payout ratio - FFO	50.0%	70.8%	60.7%	91.9%
Payout ratio - FFO as adjusted	50.0%	50.0%	50.0%	54.0%
Payout ratio - FAD	85.0%	77.3%	65.4%	69.4%

(1) See page 26 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

(3) The Company computes the weighted average shares outstanding in accordance with SFAS 128 and accordingly, has excluded 397 and 286 common share equivalents from the three and six months ended June 30, 2008 calculation, and 620 and 638 common share equivalents from the three and six months ended June 30, 2007 calculation, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended June 30, 2008 and 2007
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended June 30,			
		2008		2007
REVENUE				
Property revenue	$	69	$	7,493
EXPENSES				
Property operating and maintenance		12		3,609
Depreciation and amortization		10		1,017
Total expenses		22		4,626
Operating income		47		2,867
Interest income		-		9
Interest expense		(5)		(359)
Gain on disposition of properties		2,293		12,482
Income from discontinued operations	$	2,335	$	14,999
Earnings per common share - basic and diluted:				
Income from discontinued operations	$	0.14	$	0.87
Weighted average shares outstanding - basic and diluted		16,200		17,153

(1)   In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are fifteen properties disposed of in 2008 and three properties disposed of in 2007.

Associated Estates Realty Corporation
Discontinued Operations [(1)]
Six Months Ended June 30, 2008 and 2007
(Unaudited; dollar and share amounts in thousands)

	Six Months Ended June 30,			
	2008		2007	
REVENUE				
Property revenue	$	4,084	$	14,144
EXPENSES				
Property operating and maintenance		2,234		7,686
Depreciation and amortization		764		2,163
Total expenses		2,998		9,849
Operating income		1,086		4,295
Interest income		3		15
Interest expense [(2)]		(2,326)		(715)
Gain on disposition of properties		45,203		17,043
Income from discontinued operations	$	43,966	$	20,638
Earnings per common share - basic and diluted:				
Income from discontinued operations	$	2.72	$	1.21
Weighted average shares outstanding - basic and diluted		16,184		17,131

(1)   In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are fifteen properties disposed of in 2008 and three properties disposed of in 2007.

(2)   Included in the 2008 expense is $1,959 of defeasance and other prepayment costs.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Six Months Ended June 30, 2008	
		Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 5,015	$ 376
Maintenance personnel labor cost [2]		2,850	214
Total Operating Expenses Related to Repairs and Maintenance		7,865	590
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	182	14
Appliances	5	362	27
Building improvements	14	1,017	76
Carpet and flooring	5	1,072	80
Furnishings	5	170	13
Office/Model	5	1	-
HVAC and mechanicals	15	313	24
Landscaping and grounds	14	646	48
Suite improvements	5	26	2
Miscellaneous	5	67	5
Total Recurring Capital Expenditures - Properties		3,856	289
Corporate capital expenditures [4]		89	7
Total Recurring Capital Expenditures		3,945	296
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 11,810	$ 886
Total Recurring Capital Expenditures		$ 3,945	
Investment/Revenue Enhancing Expenditures [5]			
Building improvements - building improvements	20	2	
Building improvements - unit upgrades	Various	275	
Total Investment/Revenue Enhancing Expenditures		277	
Corporate office renovations	Various	83	
Grand Total Capital Expenditures		$ 4,305	

(1)   Calculated using weighted average units owned during the six months ended June 30, 2008 of 13,328.

(2)   Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3)   See page 28 for the Company's definition of recurring fixed asset additions.

(4)   Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5)   See page 28 for the Company's definition of investment/revenue enhancing additions.

Associated Estates Realty Corporation
Fees, Reimbursements and Other Revenue, Direct Property Management
and Service Company Expense and General Administrative Expense
For the Three and Six Months Ended June 30, 2008 and 2007
(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Fees, Reimbursements and Other Revenue				
Property management fees	$ 75	$ 576	$ 150	$ 1,135
Asset management fees	66	124	109	219
Other revenue	-	1	157	4
Payroll reimbursements[1]	256	2,448	534	4,485
Fees, Reimbursements and Other Revenue[2]	397	3,149	950	5,843
Direct Property Management and Service Company Expense				
Service company allocations	142	1,181	259	2,386
Payroll reimbursements[1]	256	2,448	534	4,485
Direct Property Management and Service Company Expense[2]	398	3,629	793	6,871
Service Company NOI	$ (1)	$ (480)	$ 157	$ (1,028)
General and Administrative and Service Company Expense				
General and administrative expense[2]	$ 3,183	$ 2,699	$ 6,711	$ 5,411
Service company allocations	142	1,181	259	2,386
General and Administrative and Service Company Expense	$ 3,325	$ 3,880	$ 6,970	$ 7,797

(1) Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2) As reported per the Consolidated Statement of Operations.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

| | Quarter Ended | | | | |
	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Property Revenue	$ 28,945	$ 28,379	$ 28,230	$ 28,401	$ 28,032
Property Operating and Maintenance Expenses					
Personnel	3,276	3,392	3,348	3,352	3,307
Advertising	377	375	405	377	362
Utilities	1,492	1,561	1,470	1,536	1,376
Repairs and maintenance	2,353	1,912	1,768	2,330	2,614
Real estate taxes and insurance	4,204	3,926	3,746	4,573	4,271
Other operating	1,011	956	1,072	1,132	1,117
Total Expenses	12,713	12,122	11,809	13,300	13,047
Net Operating Income	$ 16,232	$ 16,257	$ 16,421	$ 15,101	$ 14,985
Operating Margin	56.1%	57.3%	58.2%	53.2%	53.5%
Total Number of Units	11,025	11,025	11,025	11,025	11,025
NOI Per Unit	$ 1,472	$ 1,475	$ 1,489	$ 1,370	$ 1,359
Average Net Collected Per Unit [1]	$ 846	$ 831	$ 826	$ 831	$ 821
Physical Occupancy - End of Period [2]	96.7%	95.0%	94.5%	95.9%	96.4%

[1]   Represents gross potential rents less vacancies and concessions.

[2]   Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Six Months Ended June 30, 2008 and 2007
(Unaudited, in thousands, except unit totals and per unit amounts)

	Six Months Ended June 30,			
		2008		2007
Property Revenue	$	57,324	$	55,408
Property Operating and Maintenance Expenses				
Personnel		6,668		6,510
Advertising		752		713
Utilities		3,053		2,838
Repairs and maintenance		4,265		4,618
Real estate taxes and insurance		8,130		7,925
Other operating		1,967		2,131
Total Expenses		24,835		24,735
Net Operating Income	$	32,489	$	30,673
Operating Margin		56.7%		55.4%
Total Number of Units		11,025		11,025
NOI Per Unit	$	2,947	$	2,782
Average Net Collected Per Unit [1]	$	839	$	814
Physical Occupancy - End of Period [2]		96.7%		96.4%

(1)   Represents gross potential rents less vacancies and concessions.

(2)   Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of June 30, 2008 and June 30, 2007
(Unaudited, in thousands, except unit totals and per unit amounts)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1]			Net Rents per Unit [2]			Average Rent per Unit [3]			Physical Occupancy [4]		Turnover Ratio [5]	
			Q2 2008	Q2 2007	% Change	Q2 2008	Q2 2007	% Change	Q2 2008	Q2 2007	% Change	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Midwest Properties															
Indiana	836	12	$ 804	$ 770	4.4%	$ 854	$ 812	5.2%	$ 908	$ 899	1.0%	97.6%	98.6%	88.0%	85.2%
Michigan	2,888	17	719	708	1.6%	761	737	3.3%	832	836	(0.5)%	97.4%	97.9%	62.7%	63.0%
Ohio - Central Ohio	2,621	17	758	703	7.8%	804	751	7.1%	830	810	2.5%	96.5%	96.3%	66.8%	58.6%
Ohio - Northeastern Ohio	1,399	13	904	864	4.6%	942	920	2.4%	991	987	0.4%	97.0%	95.7%	58.6%	69.8%
Pennsylvania	468	22	739	682	8.4%	770	736	4.6%	819	813	0.7%	98.7%	97.0%	59.8%	67.5%
Total Midwest Properties	8,212	16	773	738	4.7%	816	780	4.6%	865	859	0.7%	97.2%	97.1%	65.7%	65.3%
Mid-Atlantic/Southeast Properties															
Florida	1,272	9	1,166	1,195	(2.4)%	1,248	1,281	(2.6)%	1,338	1,317	1.6%	95.8%	92.5%	56.9%	75.5%
Georgia	874	20	784	790	(0.8)%	868	845	2.7%	936	935	0.1%	93.8%	96.3%	84.2%	66.8%
Baltimore/Washington	667	22	1,220	1,178	3.6%	1,294	1,256	3.0%	1,308	1,268	3.2%	96.4%	96.3%	47.4%	58.2%
Total Mid-Atlantic/ Southeast Properties	2,813	16	1,060	1,065	(0.5)%	1,141	1,140	0.1%	1,206	1,187	1.6%	95.3%	94.6%	63.1%	68.7%
Total/Average Same Community	11,025	16	$ 846	$ 821	3.0%	$ 899	$ 872	3.1%	$ 952	$ 942	1.1%	96.7%	96.4%	65.1%	66.1%

(1)   Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2)   Represents gross potential rents less allowances for all units divided by the number of units in a market.

(3)   Represents gross potential rents for all units divided by the number of units in a market.

(4)   Represents physical occupancy at the end of the quarter.

(5)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6)   Age shown in years.

Associated Estates Realty Corporation
Property Revenue
For the Three Months Ended June 30, 2008 and 2007

Property Revenue	No. of Units	2008 Physical Occupancy [1]	2007 Physical Occupancy [1]	Q2 2008 Revenue	Q2 2007 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.6%	$ 2,105	$ 1,999	$ 106	5.3%
Michigan	2,888	97.4%	97.9%	6,544	6,404	140	2.2%
Ohio - Central Ohio	2,621	96.5%	96.3%	6,169	5,710	459	8.0%
Ohio - Northeastern Ohio	1,399	97.0%	95.7%	3,912	3,763	149	4.0%
Pennsylvania	468	98.7%	97.0%	1,061	980	81	8.3%
Total Midwest Properties	8,212	97.2%	97.1%	19,791	18,856	935	5.0%
Mid-Atlantic/Southeast Properties							
Florida	1,272	95.8%	92.5%	4,572	4,667	(95)	(2.0)%
Georgia	874	93.8%	96.3%	2,111	2,127	(16)	(0.8)%
Baltimore/Washington	667	96.4%	96.3%	2,471	2,382	89	3.7%
Total Mid-Atlantic/ Southeast Properties	2,813	95.3%	94.6%	9,154	9,176	(22)	(0.2)%
Total Same Community	11,025	96.7%	96.4%	28,945	28,032	913	3.3%
Acquisitions [2]							
Virginia	804	99.1%	88.1%	2,435	196	2,239	1142.3%
Georgia	843	92.1%	91.9%	2,055	46	2,009	4367.4%
Total Property Revenue	12,672	96.4%	96.2%	$ 33,435	$ 28,274	$ 5,161	18.3%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Three Months Ended June 30, 2008 and 2007

Property Operating Expenses	No. of Units	2008 Physical Occupancy [1]	2007 Physical Occupancy [1]	Q2 2008 Expenses	Q2 2007 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.6%	$ 1,107	$ 1,172	$ (65)	(5.5)%
Michigan	2,888	97.4%	97.9%	3,162	3,193	(31)	(1.0)%
Ohio - Central Ohio	2,621	96.5%	96.3%	2,858	2,723	135	5.0%
Ohio - Northeastern Ohio	1,399	97.0%	95.7%	1,569	1,768	(199)	(11.3)%
Pennsylvania	468	98.7%	97.0%	449	448	1	0.2%
Total Midwest Properties	8,212	97.2%	97.1%	9,145	9,304	(159)	(1.7)%
Mid-Atlantic/Southeast Properties							
Florida	1,272	95.8%	92.5%	1,775	1,914	(139)	(7.3)%
Georgia	874	93.8%	96.3%	1,005	1,018	(13)	(1.3)%
Baltimore/Washington	667	96.4%	96.3%	788	811	(23)	(2.8)%
Total Mid-Atlantic/ Southeast Properties	2,813	95.3%	94.6%	3,568	3,743	(175)	(4.7)%
Total Same Community	11,025	96.7%	96.4%	12,713	13,047	(334)	(2.6)%
Acquisitions [2]							
Virginia	804	99.1%	88.1%	767	102	665	652.0%
Georgia	843	92.1%	91.9%	812	14	798	5700.0%
Total Property Operating Expenses	12,672	96.4%	96.1%	$ 14,292	$ 13,163	$ 1,129	8.6%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended June 30, 2008 and 2007

Property NOI [1]	No. of Units	2008 Physical Occupancy [2]	2007 Physical Occupancy [2]	Q2 2008 NOI	Q2 2007 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.6%	$ 998	$ 827	$ 171	20.7%
Michigan	2,888	97.4%	97.9%	3,382	3,211	171	5.3%
Ohio - Central Ohio	2,621	96.5%	96.3%	3,311	2,987	324	10.8%
Ohio - Northeastern Ohio	1,399	97.0%	95.7%	2,343	1,995	348	17.4%
Pennsylvania	468	98.7%	97.0%	612	532	80	15.0%
Total Midwest Properties	8,212	97.2%	97.1%	10,646	9,552	1,094	11.5%
Mid-Atlantic/Southeast Properties							
Florida	1,272	95.8%	92.5%	2,797	2,753	44	1.6%
Georgia	874	93.8%	96.3%	1,106	1,109	(3)	(0.3)%
Baltimore/Washington	667	96.4%	96.3%	1,683	1,571	112	7.1%
Total Mid-Atlantic/ Southeast Properties	2,813	95.3%	94.6%	5,586	5,433	153	2.8%
Total Same Community	11,025	96.7%	96.4%	16,232	14,985	1,247	8.3%
Acquisitions [3]							
Virginia	804	99.1%	88.1%	1,668	94	1,574	1674.5%
Georgia	843	92.1%	91.9%	1,243	32	1,211	3784.4%
Total Property NOI	12,672	96.3%	96.2%	$ 19,143	$ 15,111	$ 4,032	26.7%

(1)   See page 28 for a reconciliation of net (loss) income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2)   Represents physical occupancy at the end of the quarter.

(3)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Revenue
For the Six Months Ended June 30, 2008 and 2007

Property Revenue	No. of Units	2008 Physical Occupancy [1]	2007 Physical Occupancy [1]	YTD 2008 Revenues	YTD 2007 Revenues	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.6%	$ 4,111	$ 3,923	$ 188	4.8%
Michigan	2,888	97.4%	97.9%	12,968	12,661	307	2.4%
Ohio - Central Ohio	2,621	96.5%	96.3%	12,164	11,336	828	7.3%
Ohio - Northeastern Ohio	1,399	97.0%	95.7%	7,716	7,384	332	4.5%
Pennsylvania	468	98.7%	97.0%	2,070	1,951	119	6.1%
Total Midwest Properties	8,212	97.2%	97.1%	39,029	37,255	1,774	4.8%
Mid-Atlantic/Southeast Properties							
Florida	1,272	95.8%	92.5%	9,104	9,257	(153)	(1.7)%
Georgia	874	93.8%	96.3%	4,254	4,187	67	1.6%
Baltimore/Washington	667	96.4%	96.3%	4,937	4,709	228	4.8%
Total Mid-Atlantic/ Southeast Properties	2,813	95.3%	94.6%	18,295	18,153	142	0.8%
Total Same Community	11,025	96.7%	96.4%	57,324	55,408	1,916	3.5%
Acquisitions [2]							
Virginia	804	99.1%	88.1%	3,457	196	3,261	1663.8%
Georgia	843	92.1%	91.9%	4,085	46	4,039	8780.4%
Total Property Revenue	12,672	96.4%	96.2%	$ 64,866	$ 55,650	$ 9,216	16.6%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Six Months Ended June 30, 2008 and 2007

Property Operating Expenses	No. of Units	2008 Physical Occupancy [1]	2007 Physical Occupancy [1]	YTD 2008 Expenses	YTD 2007 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.6%	$ 2,007	$ 1,974	$ 33	1.7%
Michigan	2,888	97.4%	97.9%	6,166	6,118	48	0.8%
Ohio - Central Ohio	2,621	96.5%	96.3%	5,573	5,332	241	4.5%
Ohio - Northeastern Ohio	1,399	97.0%	95.7%	3,109	3,266	(157)	(4.8)%
Pennsylvania	468	98.7%	97.0%	888	874	14	1.6%
Total Midwest Properties	8,212	97.2%	97.1%	17,743	17,564	179	1.0%
Mid-Atlantic/Southeast Properties							
Florida	1,272	95.8%	92.5%	3,512	3,598	(86)	(2.4)%
Georgia	874	93.8%	96.3%	2,012	1,998	14	0.7%
Baltimore/Washington	667	96.4%	96.3%	1,568	1,575	(7)	(0.4)%
Total Mid-Atlantic/ Southeast Properties	2,813	95.3%	94.6%	7,092	7,171	(79)	(1.1)%
Total Same Community	11,025	96.7%	96.4%	24,835	24,735	100	0.4%
Acquisitions [2]							
Virginia	804	99.1%	88.1%	1,081	103	978	949.5%
Georgia	843	92.1%	91.9%	1,615	14	1,601	11435.7%
Total Property Operating Expenses	12,672	96.4%	96.2%	$ 27,531	$ 24,852	$ 2,679	10.8%

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Six Months Ended June 30, 2008 and 2007

Property NOI [1]	No. of Units	2008 Physical Occupancy [2]	2007 Physical Occupancy [2]	YTD 2008 NOI	YTD 2007 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.6%	98.6%	$ 2,104	$ 1,949	$ 155	8.0%
Michigan	2,888	97.4%	97.9%	6,802	6,543	259	4.0%
Ohio - Central Ohio	2,621	96.5%	96.3%	6,591	6,004	587	9.8%
Ohio - Northeastern Ohio	1,399	97.0%	95.7%	4,607	4,118	489	11.9%
Pennsylvania	468	98.7%	97.0%	1,182	1,077	105	9.7%
Total Midwest Properties	8,212	97.2%	97.1%	21,286	19,691	1,595	8.1%
Mid-Atlantic/Southeast Properties							
Florida	1,272	95.8%	92.5%	5,592	5,659	(67)	(1.2)%
Georgia	874	93.8%	96.3%	2,242	2,189	53	2.4%
Baltimore/Washington	667	96.4%	96.3%	3,369	3,134	235	7.5%
Total Mid-Atlantic/ Southeast Properties	2,813	95.3%	94.6%	11,203	10,982	221	2.0%
Total Same Community	11,025	96.7%	96.4%	32,489	30,673	1,816	5.9%
Acquisitions [3]							
Virginia	804	99.1%	88.1%	2,376	93	2,283	2454.8%
Georgia	843	92.1%	91.9%	2,470	32	2,438	7618.8%
Total Property NOI	12,672	96.4%	96.2%	$ 37,335	$ 30,798	$ 6,537	21.2%

(1)   See page 28 for a reconciliation of net (loss) income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2)   Represents physical occupancy at the end of the quarter.

(3)   The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Debt Structure
As of June 30, 2008
(Dollar amounts in thousands)

FIXED RATE DEBT	Balance Outstanding June 30, 2008	Percentage of Total Debt	Weighted Average Interest Rate
Mortgages payable - CMBS	$ 155,968	28.3%	7.7%
Mortgages payable - other [1]	320,691	58.3%	5.8%
Unsecured debt	25,780	4.7%	7.9%
Total fixed rate debt	502,439	91.3%	6.5%
VARIABLE RATE DEBT			
Mortgages payable	35,000	6.3%	3.6%
Revolver	13,100	2.4%	4.1%
Total variable rate debt	48,100	8.6%	3.7%
TOTAL DEBT	$ 550,539	99.9%	6.3%

Interest coverage ratio [2]	1.76:1
Fixed charge coverage ratio [3]	1.56:1
Weighted average maturity	7.6 years

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate CMBS	Fixed Rate Other	Variable Rate	Total
2008	$ -	$ -	$ -	$ -
2009	37,489	-	35,000	72,489
2010	15,692	63,000	-	78,692
2011[4]	56,072	-	13,100	69,172
2012	46,715	36,000	-	82,715
Thereafter	-	247,471	-	247,471
Total	$ 155,968	$ 346,471	$ 48,100	$ 550,539

(1) Includes $63,000 of variable rate debt swapped to fixed.

(2) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance, other prepayment and/or preferred repurchase costs. See page 27 for a reconciliation of net (loss) income available to common shareholders to EBITDA and for the Company's definition of EBITDA.

(3) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance, and/or other prepayment costs.

(4) Includes the Company's revolving credit facility.

Associated Estates Realty Corporation
2008 Financial Outlook
As of July 29, 2008

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on the cover of this document for a list of risk factors.

Earnings Guidance Per Common Share

Expected net income	$2.00 to $2.04
Expected real estate depreciation and amortization	2.22
Expected adjustments to unconsolidated joint ventures	0.01
Expected defeasance and other prepayment costs on secured debt	0.12
Expected gains on disposition of properties	(3.07)
Expected Funds from Operations as Adjusted [1]	$1.28 to $1.32

Same Community Portfolio

Revenue growth	3.0% to 3.3%
Expense growth	1.1% to 1.6%
Property NOI [2] growth	4.5% to 4.9%
Physical occupancy	94.5% to 95.0%

Transactions

Acquisitions	$100 million
Dispositions	$100 million
Development	$0 million

Corporate Expenses

General and administrative expense	$13.8 million
Service company expense [3]	$0.5 million
Total	$14.3 million

Debt

Capitalized interest	$0 million
Expensed interest (excluding defeasance/prepayment costs) [4]	$37.7 million
Expected defeasance/prepayment costs	$2.0 million

Capital Structure

Common share repurchases	$0 million
Preferred share repurchases	$0 million

(1) See page 26 for the Company's definition of this non-GAAP measurement.

(2) See page 28 for the Company's definition of this non-GAAP measurement.

(3) Excludes salaries and benefits reimbursed in connection with the management of properties for third parties which are grossed up in fees, reimbursements and other and direct property management and service company expense in accordance with GAAP.

(4) Includes $1.3 million of deferred financing costs.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and other prepayment costs of $2.0 million for the six months ended June 30, 2008, and $1.6 million and $4.2 million for the three and six months ended June 30, 2007. In accordance with GAAP, these prepayment costs are included as interest expense in the Company's Consolidated Statement of Operations. Also added back is $172,000 of preferred stock repurchase costs for both the three and six months ended June 30, 2007. In accordance with GAAP, the Company reclassified from additional paid in capital the original issuance costs associated with the repurchase of 111,500 depositary shares of the Series B Preferred Shares for the three and six months ended June 30, 2007. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shareholders to EBITDA.

(In thousands)	Three Months Ended June 30, 2008		Three Months Ended June 30, 2007		Six Months Ended June 30, 2008		Six Months Ended June 30, 2007	
Net (loss) income available to common shareholders	$	(1,380)	$	8,796	$	36,064	$	7,984
Equity in net loss of joint ventures		23		144		45		216
Preferred share dividends and repurchase costs		1,201		1,433		2,402		2,695
Interest income		(92)		(73)		(111)		(344)
Interest expense [1]		8,982		10,241		20,437		21,802
Depreciation and amortization		9,473		7,801		18,775		15,563
Gain on disposition of properties		(2,293)		(12,482)		(45,203)		(17,043)
Taxes		92		93		152		162
EBITDA		16,006		15,953		32,561		31,035
EBITDA - Joint Ventures:								
Equity in net loss of joint ventures		(23)		(144)		(45)		(216)
Interest expense		10		392		20		749
Depreciation and amortization		24		284		48		580
EBITDA - Joint Ventures		11		532		23		1,113
Total EBITDA	$	16,017	$	16,485	$	32,584	$	32,148

[1] 2008 includes defeasance and other prepayment costs of $1,959 for the six months ended June 30, and 2007 includes defeasance and other prepayment costs of $1,520 and $4,183 for the three and six months ended June 30, respectively.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and painting service expense from total revenue. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net (loss) income.

(In thousands)	Three Months Ended June 30,		Six Months Ended June 30,	
	2008	2007	2008	2007
Property NOI	$ 19,143	$ 15,111	$ 37,335	$ 30,798
Service company NOI	(1)	(480)	157	(1,028)
Painting services NOI	(89)	57	(195)	83
Depreciation and amortization	(9,463)	(6,784)	(18,011)	(13,400)
General and administrative expense	(3,183)	(2,699)	(6,711)	(5,411)
Interest income	92	64	108	329
Interest expense [1]	(8,977)	(9,882)	(18,111)	(21,087)
Equity in net loss of joint ventures	(23)	(144)	(45)	(216)
Minority interest in operating partnership	(13)	(13)	(27)	(27)
Income from discontinued operations:				
Operating income (loss)	42	2,517	(1,237)	3,595
Gain on disposition of properties	2,293	12,482	45,203	17,043
Income from discontinued operations	2,335	14,999	43,966	20,638
Consolidated net (loss) income	$ (179)	$ 10,229	$ 38,466	$ 10,679

[1] 2007 includes defeasance and other prepayment costs of $1,520 and $4,183 for the three and six months ended June 30, respectively.

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments, which have reached stabilization and were owned and operational for the entire periods presented. The Company considers a property stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.